UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

May 1, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “D. Medical Subsidiary, Spring-Set Health Solutions Ltd., Receives FDA 510(k) Clearance to Market its Spring Universal Infusion Sets in U.S.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical Subsidiary, Spring-Set Health Solutions Ltd., Receives FDA 510(k) Clearance
to Market its Spring Universal Infusion Sets in U.S.

Tirat Carmel, Israel – May 1, 2011 – D. Medical Industries Ltd. (NASDAQ:DMED)(TASE:DMED) ("D. Medical" or the "Company"), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, announced today that the U.S. Food and Drug Administration (“FDA”) has granted its subsidiary, Spring-Set Health Solutions Ltd. (formerly "Medx- Set Ltd."), 510(K) clearance to market its Spring™ Universal Infusion Sets (formerly “Lighty DD Infusion Sets”) in the United States.

The U.S. insulin pump and disposables market is large and growing.  According to the American Diabetes Association, approximately 26 million diabetes patients live in the United States, constituting 8.3% of its population.  Of those, experts estimate that 5.4%, or 1.4 million, suffer from Type 1 diabetes and 350,000 currently rely on insulin pump therapy.  A recent U.S. Centers for Disease Control and Prevention report estimated that 1 in 3 Americans will have diabetes by 2050 if current trends continue.

The Spring Universal Infusion Set, which is compatible with most insulin pumps currently available on the market, is a multi-level system of the latest innovations in materials and miniaturized technology, where each component ensures mechanical precision and user safety, while striving to enhance the user experience by minimizing sensation.  Going beyond the minimum requirements of subcutaneous drug delivery, the Spring Universal offers best-in-class features such as a hidden, auto-retractable needle, 360° connector, and smallest one-click, all-in-one inserter.

The core of the Spring Universal Infusion Set is the proprietary Detach-Detect mechanism.  If any part of the infusion set base becomes detached from the user’s body, a blocking mechanism is triggered which, in turn, creates an occlusion.  This evokes an occlusion alarm in an insulin pump. This unique feature enables exceptional reliability for continuously controlled and monitored insulin delivery, providing additional safety and peace of mind - especially for athletes and the parents of pediatric patients.

While nothing can completely eliminate the intrusive feeling of the needle’s insertion in the daily experience of the person with insulin-dependent diabetes, the Spring Universal Infusion Set has a number of incomparable features specifically focused on reducing the sensation of pain and discomfort.

The sensation of pain is controlled by a combination of factors - the needle thickness (gauge), needle shape, speed of insertion, vibration, and tissue friction.  Clocked at 12 m/sec, the all-in-one Spring Universal Infusion Set is currently the fastest available insertion mechanism.  Besides the convenience of not having to pre-cock the trigger mechanism, the two springs (one responsible for the insertion, and the other for auto-retraction of the needle) enable lightning speed and accuracy. The base, which is attached to the body prior to insertion, enhances insertion stability, decreasing the possibility of the needle and cannula bending during insertion as well as reducing backfire vibration and sensation.  The 28-gauge insertion needle is one of the thinnest available. It features a trocar tip, which allows for the speed and penetration trajectory similar to a shooting arrow. Most of the other insertion mechanisms currently available in the market use the five-edge bevel needle, which is typically recommended for slow intravenous insertion since each one of the five edges creates a more painful incision and the hole traps the tissue.  In comparison, the trocar tip creates a fast and precise incision allowing for the cannula to smoothly enter without scarring the tissue.  The insertion sensation is additionally soothed by the fact that the Teflon cannula (rather than metal needle) is pre-lubricated with medical silicone fluid, and the inserter needle is retracted at a spiral trajectory, further reducing the friction.

“This is design innovation with real value to all stakeholders in diabetes management,” said Zoe Myers, a long-time insulin pump user and D. Medical’s Chief Commercial Officer. “Why is the Spring Universal attractive to every insulin pump user? Ask anyone with insulin-dependent diabetes: Would you rather not look at a needle and would you like the peace of mind of knowing that your insulin is being accurately delivered?”

Efri Argaman, D. Medical’s Chief Executive Officer, commented, “Launching our Spring Universal Infusion Sets in the United States, which represents an estimated annual market of US$ 730 million for infusion sets alone, via multiple distributors will allow us to introduce and promote the “Spring” brand name in the world’s largest market for insulin delivery products at relatively low cost and low risk.  With mass production for this important product already in place through our subcontractor, UPG (Suzhou) EPZ Co. Ltd., we expect the U.S. commercial launch to commence later this quarter.”

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology.  D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.  For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical’s future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design, target markets, regulatory approvals and timing of markets penetration. The forward-looking statements are based on D. Medical’s current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical’s contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical’s actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical’s results of operations or financial condition. D. Medical does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507135
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 212.618.6347
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations

Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il